Exhibit (a)(1)

State of Delaware

Limited Liability Company

Certificate of Formation

FIRST:	The name of this Delaware limited liability company is:

Panagram Capital, LLC

SECOND:	The name and address of the registered agent of the Company is:

United Agent Group Inc.

3411 Silverside Road Tatnall. Building #104

Wilmington DE 19810

The undersigned authorized person has executed this Certificate of Formation on 7/7/2021.

/s/ Jenisa S. Irizarry

AUTHORIZED PERSON:

Jenisa S. Irizarry, Special Secretary